PUTNAM MUNICIPAL Opportunities TRUST

c/o Putnam Investment Management, LLC

100 Federal Street

Boston, Massachusetts 02110

                                                                        March 18, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:    Division of Investment Management

Re:    Putnam Municipal Opportunities Trust— File No. 812-15102

         Withdrawal of Request pursuant to Rule 19b‑1(e) under the
 Investment Company Act of 1940, as amended

Ladies and Gentlemen:

        Putnam Municipal Opportunities Trust (the “Fund”) filed a request with the Securities and Exchange Commission (“SEC”) on February 28, 2020 (the “Request”) for relief pursuant to Rule 19b-1(e) under the Investment Company Act of 1940, as amended (the “1940 Act”) to permit the Fund to make additional capital gains distributions in excess of the limits prescribed in Section 19 of the 1940 Act and Rule 19b-1 thereunder.

        Further to the telephone conversation of March 13, 2020 between representatives of Putnam Investment Management, LLC (investment adviser to the Fund), Ropes & Gray LLP (counsel to the Fund), and members of the staff of the Division of Investment Management of the SEC, the Fund elected to request that the Request be withdrawn.

        Accordingly, on March 13, 2020, the Fund filed a request with the SEC to withdraw its February 28, 2020 request for relief pursuant to Rule 19b-1(e) under the Investment Company Act of 1940, as amended (the “1940 Act”), effective as of March 13, 2020 (the “Withdrawal Request”). The initial Withdrawal Request had an Accession Number of 0000928816-20-000299. The initial Withdrawal Request referenced an incorrect SEC File Number.  The correct File Number is File No. 812-15102.  We are hereby re-filing the Withdrawal Request with the correct File Number.

***

        All actions necessary to authorize the execution and filing of this request under the agreement and declaration of trust and bylaws of the Fund have been taken, and the person signing and filing this request is authorized to do so on behalf of the Fund.

        The verification required by Rule 0-2 is attached hereto as Appendix A.

        If you have any questions regarding this request, please do not hesitate to contact Venice Monagan, Esq. of Putnam Investment Management, LLC at (617) 760-2577 or James E. Thomas, Esq. at Ropes & Gray LLP at (617) 951-7367.

      Sincerely yours,

                    /s/ Jonathan S. Horwitz

                                                                          ______________________________________________

             Jonathan S. Horwitz

                                                            Executive Vice President and Principal Executive Officer

                                          Putnam Municipal Opportunities Trust

cc:   Venice Monagan, Esq., Counsel, Putnam Investment Management, LLC

        James E. Thomas, Esq., Ropes & Gray LLP

        Bryan Chegwidden, Esq., Ropes & Gray LLP

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Appendix A

Verification of Putnam Municipal Opportunities Trust

        The undersigned states that he has duly executed the attached request dated March 18, 2020 for and on behalf of Putnam Municipal Opportunities Trust (the “Fund”) in his capacity as Executive Vice President and Principal Executive Officer of the Fund and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

           /s/ Jonathan S. Horwitz

                                                                                     _______________________________________________

                Name: Jonathan S. Horwitz

                                                              Title:   Executive Vice President and Principal Executive Officer